March 19, 2020

Patrick McClymont
Chief Financial Officer
IMAX CORP
2525 Speakman Drive
Mississauga, Ontario, Canada L5K 1B1

       Re: IMAX CORP
           Form 10-K for the year ended December 31, 2019
           Filed on February 19, 2020
           File No. 001-35066

Dear Mr. McClymont:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations Discussion for the Two Years Ended December 31, 2019, page 53

1. We note that you have relied upon Instruction 1 to Item 303(a) of Regulation S-K to omit a discussion of the earliest of the three years and included a statement that identifies the location of such discussion in a prior filing. However, your disclosure does not expressly state that the information is incorporated by reference as required by Exchange Act Rule
      12b-23(e). Refer to Question 110.02 of the Regulation S-K Compliance & Disclosure
      Interpretations updated January 24, 2020, and revise future filings to properly incorporate the discussion by reference.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Patrick McClymont
IMAX CORP
March 19, 2020
Page 2

      You may contact Ameen Hamady at 202-551-3891 or in his absence, Tracie Mariner at
202-551-3744 with any questions.



FirstName LastNamePatrick McClymont                    Sincerely,
Comapany NameIMAX CORP
                                                       Division of Corporation
Finance
March 19, 2020 Page 2                                  Office of Life Sciences
FirstName LastName